

April 24, 2014

Via E-mail
Laurence Stephenson
Chief Executive Officer
Preston Corp.
311 West Third Street, Suite 4001
Carson City, Nevada 89703

> **Re:** **Preston Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 7, 2014**
> **File No. 333-193967**

Dear Mr. Stephenson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note in your response to comment 1 in our letter dated March 13, 2014 that the selling shareholders are offering the shares under Rule 415(a)(1)(i) of Regulation C. However, you still state that the selling stockholders "are" underwriters. Please revise the prospectus cover page and page 29 to reflect that they "may be deemed" underwriters or advise us why you believe that they "are" underwriters.

2. We note in your response to comment 2 in our letter dated March 13, 2014 that you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. Please clarify your risk factor to explain that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please also state in your risk factor that,

as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

3. In your response to comment 6 in our letter dated March 13, 2014 you appear to describe why the company is not a blank check company, as defined in Rule 419(a)(2) of Regulation C. However, it seems that you are a shell company, as defined in Rule 405 of Regulation C, because you have no or nominal operations and assets consisting of $18,828 in cash and prepaid expenses, and nominal other assets consisting of $1,454 in property and equipment. Therefore, please revise your references to Rule 144, as previously requested.

Risk Factors, page 6

Risks Related to Our Business, page 6

Because there is no assurance when we will generate revenues…, page 7

4. We note your risk factor disclosure regarding insufficient funds to complete your exploration or mining programs states that your 'net loss for the fiscal year ended December 31, 2013 was $13,972….” However, we note that this amount corresponds with your fiscal year ended September 30, 2013 rather than your interim period ended December 31, 2013. Please resolve this inconsistency.

Exhibits

5. We note your response to comment 15 in our letter dated March 13, 2014. Please file Exhibit 3.1, as stated in your response.

You may contact Joanna Lam, at (202) 551-3476, or Craig Arakawa, at (202) 551-3650, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, at (202) 551-3329, or Brigitte Lippmann, at (202) 551-3713, with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: William B. Barnett, Esq.
      Barnett & Linn